[TOTAL S.A. Letterhead]

October 27, 2011

By EDGAR, “CORRESP” Designation

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TOTAL S.A. Form 20-F for the Fiscal Year Ended December 31, 2010 Filed March 28, 2011 Response Letter Dated September 7, 2011 File No. 1-10888

Dear Mr. Skinner:

Thank you for your letter dated October 17, 2011, setting forth the comment of the Staff of the Commission relating to TOTAL S.A.’s annual report on Form 20-F for the year ended December 31, 2010 filed on March 28, 2011, and our Response Letter dated September 7, 2011.

Further to your discussion with Krystian Czerniecki of Sullivan & Cromwell, we are currently working on a response to your letter that we anticipate we will be in a position to submit by November 14, 2011. We greatly appreciate your understanding in this matter.

If you have any questions relating to this matter, please feel free to call the undersigned at +33-1-4744-4802 or Krystian Czerniecki of Sullivan & Cromwell LLP at +33-1-7304-5880.

Very truly yours,

/s/ Alexandre Marchal
Alexandre Marchal Director of Legal Affairs, Holding Company

Mr. Brad Skinner

Securities and Exchange Commission

cc:	John Cannarella

Mark Wojciechowski

(Securities and Exchange Commission)

Patrick de La Chevardière

Jonathan Marsh

Andrew Zdrahal

(TOTAL S.A.)

Krystian Czerniecki

(Sullivan & Cromwell LLP)